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Exhibit 12

Aquila, Inc.
Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	12 Months Ended June 30, 2002	Year Ended December 31,
		2001	2000	1999	1998	1997
Income (loss) from continuing operations before income taxes	$(761.6)	$481.6	$325.0	$228.7	$218.8	$223.8
Add (Subtract):
Equity in earnings of investments	(139.1)	(122.8)	(159.5)	(69.5)	(125.1)	(68.8)
Dividends and fees from investments	61.5	57.0	74.4	33.9	48.9	36.0
Minority interest in income of subsidiaries	2.3	20.1	1.4	11.5	5.6	6.5
Interest on long-term debt	195.8	210.9	197.1	176.0	120.3	124.4
Interest on short-term debt	12.6	12.2	17.9	9.3	12.3	10.9
Interest capitalized	(1.5)	(1.9)	—	—	—	—
Portion of rents representative of an interest factor	16.9	16.5	14.1	14.0	14.9	18.3

Income (loss), as adjusted	$(613.1)	$673.6	$470.4	$403.9	$295.7	$351.1

Fixed Charges:
Interest on long-term debt	$195.8	$210.9	$197.1	$176.0	$120.3	124.4
Interest on short-term debt	12.6	12.2	17.9	9.3	12.3	10.9
Portion of rents representative of an interest factor	16.9	16.5	14.1	14.0	14.9	18.3

Fixed charges	$225.3	$239.6	$229.1	$199.3	$147.5	$153.6

Ratio of Earnings to Fixed Charges	—(a )	2.81	2.05	2.03	2.01	2.29

(a)
Ratio amount not shown due to a coverage deficiency in the amount of $838.4 million.

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  Exhibit 12
Aquila, Inc. Ratio of Earnings to Fixed Charges (Dollars in Millions)